Allied Waste Industries, Inc.
18500 North Allied Way
Phoenix, Arizona 85054
October 11, 2007
VIA EDGAR
Melissa Campbell Duru
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:	Allied Waste Industries, Inc. Definitive 14A Filed April 10, 2007 File No. 001-14705
Dear Ms. Duru:
     We are writing in response to your letter dated August 21, 2007, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on the Definitive Proxy Statement of Allied Waste Industries, Inc. (the “Company”) filed with the Securities and Exchange Commission on April 10, 2007. We have carefully considered the Staff’s comments and our responses are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in italicized text.
Role of Compensation Consultants in Determining or Recommending Executive Compensation, page 11
1.	While you disclose the engagement of Frederic W. Cook & Co., Inc., you also note the retention of Economic Research Institute, Mercer Consultants and Watson Wyatt during 2006. Consistent with the requirements of Item 407(e)(3)(iii) of Regulation S-K, revise to provide greater specificity of the respective nature and scope of their assignments and the material elements of the instructions or directions given to each of the consultants with respect to the performance of their duties under the engagement.

The Company disclosed on pages 11 and 24 of the proxy statement the retention of Frederick W. Cook & Co. Inc. with respect to named executive officer and director compensation, as well as the scope of its engagement. The Company will continue to do so in future filings. The other consultants do not advise the Compensation Committee with respect to compensation matters related to named executive officers or directors and the Company will clarify this in future filings.

Compensation of Directors, page 14
2.	You state that the Board of Directors may use discretion to adjust the initial and annual amount of restricted stock units awarded to directors. Your disclosure should elaborate on the factors the Board considered when exercising its discretion to make adjustments that differ from standard awards made. See Item 402(k)(3) of Regulation S-K.

The Company has disclosed, on page 14, that the Company’s 2005 Directors’ Plan (which was approved by the Company’s stockholders) gives the Board of Directors the discretion to adjust (i) the dollar value of the initial grants, upward or downward from the $150,000 set forth in the plan, up to a maximum of $200,000, and (ii) the dollar value of the annual awards to directors under the plan, upward or downward from the $55,000 set forth in the plan, subject to a maximum value of $80,000. The initial and annual awards made under the 2005 Directors’ Plan, at the value established by the Board of Directors pursuant to the terms of the plan, are the standard awards made under the plan for the year in question. In other words, the standard annual award value for 2006 was $55,000, and each outside director received the same level of annual award in 2006, as shown on page 15. We will clarify this in future filings. The Company also disclosed, on page 14, that the Board of Directors increased the value of annual equity grants under the 2005 Directors’ Plan for 2007 to $70,000 based on an independent compensation analysis and study of peer company practices prepared by our compensation consultant. The Board of Directors believed, based on this analysis and study, that the modification of the annual awards was necessary to provide competitive compensation to our directors. The Board of Directors determined that it was not necessary to modify the value of initial awards for 2007. In future filings, we will disclose the factors considered by the Board of Directors in any decision it makes to establish the value of (i) any initial award under the 2005 Directors’ Plan at a level other than $150,000, or (ii) any annual award under the 2005 Directors’ Plan at a level which differs from the value of such awards granted in respect of the immediately proceeding calendar year.
Objectives of our Compensation Program, Page 23
3.	You state that you use benchmark comparisons to a peer group and as of 2005, target base salary at the 50th percentile and other elements of compensation at or above the 75th percentile of compensation paid by the peer group companies. Please disclose the percentile represented by actual compensation during 2006. To the extent actual compensation differs from the targeted percentile, you should explain the reasons for the difference. Please see Items 402(b)(2)(xiv) of Regulation S-K.

While the Company engaged in benchmarking of base salaries and total compensation, it is important to note that benchmarking was only one of a number of factors utilized by the Compensation Committee in determining compensation for the executive officers. As indicated on page 23 of the proxy statement, “The Compensation Committee established and maintains our executive compensation program through internal evaluations of performance, comparison to benchmarks and other objective data, consultation with various executive compensation consultants, and analysis of compensation practices in industries where our company competes for qualified executive talent.”

In this context, and as also described in the proxy statement on page 23, in 2005 the Compensation Committee decided that rather than utilize its prior benchmarking targets, it would be more appropriate to target a compensation package for the named executive officers that, under ordinary circumstances, would deliver base salaries at or above the 50th percentile of the base salaries delivered by the Peer Group and total compensation (which, in future filings, the company will clarify means base salary, incentive compensation and equity-based awards) that may be at or above the 75th percentile of the total compensation delivered by the Peer Group if certain performance goals are met. The proxy statement also describes our desire to phase this philosophy in gradually. However, the proxy statement also indicates that benchmark comparisons to the Peer Group are used by the Compensation Committee to ensure that it is acting responsibly and to establish points of reference to determine whether and to what extent it is establishing competitive levels of compensation for our executives. In future filings, we will clarify to what extent the Compensation Committee’s awards for any given year are based on benchmarking, as well as other factors.

The determination of the executive officers’ compensation for 2006 was made by the Compensation Committee based on a number of factors, including (i) an evaluation of Mr. Zillmer’s performance by the Compensation Committee and evaluations of the performance of Messrs. Slager, Hathaway and Evans by Mr. Zillmer, our Chief Executive Officer, (ii) consultation with the Compensation Committee’s independent compensation consultant, F. W. Cook & Co., Inc., (iii) comparison to the latest available Peer Group data (i.e. for 2004), (iv) an evaluation of the impact of the Compensation Committee’s decision not to implement a new performance cycle in 2006 under the Company’s Long-Term Incentive Plan, (v) consideration of the implications of implementing new stock ownership guidelines, and (vi) the impact of Internal Revenue Code Section 409A. While the Compensation Committee considered prior years’ Peer Group data, that data in and of itself was not a primary factor in setting 2006 compensation. As a matter of clarification, 2005 Peer Group data was not available to the Compensation Committee until July 2006, since that data was compiled from other proxy statement filings for 2005.

While the base salaries and total compensation for 2006 for Messrs. Zillmer, Slager, Hathaway, and Evans are consistent with the Company’s overall compensation philosophy, they are not necessarily consistent with specific Peer Group targets. The actual 2006 base salaries for Messrs. Zillmer, Hathaway and Evans were at the 69th, 94th and 88th, percentile, respectively, when compared to the actual 2004 median base salaries of the Peer Group for comparable positions. Mr. Slager’s 2004 base salary was $76,000 above the highest base salary for a comparable position paid by the Peer Group. The 2006 targeted total compensation for Messrs. Zillmer, Slager, Hathaway and Evans was at the 79th, 66th, 68th and 89th percentile, respectively, when compared to the actual 2004 total compensation provided by the Peer Group for comparable positions. The 2006 actual total compensation for Messrs. Zillmer, Slager, Hathaway and Evans was at the 83rd, 68th, 71st and 92nd percentile, respectively, when compared to the actual 2004 total compensation provided by the Peer Group for comparable positions.

The foregoing percentages are calculated on the basis of actual 2006 base salary and bonuses paid to the named executive officers, plus the fair value of the equity-based awards granted in December 2005 for 2006 and previously disclosed. The Company considers the December equity-based awards as an element of its overall compensation determinations for the ensuing calendar year.

Actual base salaries for the executive officers for 2006 differed considerably from the Peer Group targets based on 2004 data, in part because the base salaries had been fixed prior to the modification of the targeted percentages and the Compensation Committee did not believe it was appropriate to reduce these existing base salaries, and because of the other factors described above. Total compensation for 2006 also differed from the Peer Group targets for 2004 largely because the Company’s and named executive officers’ performance under the 2006 Senior MIP exceeded expectations.

Mr. Helm’s compensation for 2006 is not described herein since, due to his retirement in August 2006, comparing Mr. Helm’s 2006 compensation (which covered only eight months) to the Peer Group’s 2004 compensation (which covers an entire year) would not be meaningful.

In future filings (assuming the Company’s compensation philosophy remains the same), the Company will (a) discuss the percentile represented by the targeted and actual compensation (base salary and total compensation) of each named executive officer, (b) discuss the methodology for calculating these percentiles and (c) provide explanations to the extent of any differences between the compensation amounts targeted by the Compensation Committee and the actual compensation for the named executive officers.

4.	You state that an objective of your compensation program is to deliver a “substantial” portion of compensation in the form of equity compensation. Given this objective, provide further explanation of why the percentage of cash compensation, as disclosed on page 42, paid to all of your currently employed named executive officers was greater than 50% of total compensation during 2006. See generally Item 402(b)(1)(vi) of Regulation S-K.

In responding to the Staff’s question, the Company realized that the percentages appearing in the table on page 42 were based on the amounts shown in the Summary Compensation Table, which reflect GAAP expense during the year in question for all outstanding equity-based awards. As a result, they did not reflect the fair value of equity-based awards made in December 2005 in respect of 2006 performance. In future filings, the Company will present this table using the fair value of equity-based awards for the relevant period (rather than the financial statement expense amounts shown in the Summary Compensation Table). If the table on page 42 had been prepared on this revised basis, cash compensation represented 41%, 70%, 79%, 61% and 46% of the 2006 total compensation awarded to Messrs. Zillmer, Slager, Hathaway, Evans and Helm, respectively. As such, equity-based compensation represented 59%, 30%, 21%, 39% and 54%, respectively, of the 2006 compensation awarded to Messrs. Zillmer, Slager, Hathaway, Evans and Helm.

While, in most cases, the equity-based compensation did not constitute a majority of the named executive officer’s pay, we still believe that the amount of equity-based compensation as a percentage of overall compensation may properly be characterized as substantial (in that it is a “material” or “meaningful” portion of the named executive officers’ compensation). In future filings, we will clarify that the objective to deliver a “substantial” portion of compensation in the form of equity compensation does not necessarily mean that a majority of the named executive officers’ compensation will be equity-based compensation. In future filings, we will also clarify the reasons why Messrs. Slager’s and Hathaway’s cash compensation is a relatively greater percentage of their overall compensation. For 2006, this was a result of the fact that, as long-term employees, Messrs. Slager and Hathaway have relatively higher base salaries than individuals in comparable positions at the companies in the Peer Group. Rather than attempt to reduce those salaries, the Company compensates by delivering relatively less value to these individuals in the form of equity-based compensation. Likewise, delivering higher value to these individuals in the form of equity-based compensation would, in light of these higher base salaries, likely provide them with total compensation in excess of the amount of total compensation the Company intends to deliver.

5.	On page 24, you disclose that you benchmark against two groups of peer companies. Please identify in greater detail the similarities of the companies identified to your own company and the reasons why they are suitable peer group companies. Additionally, your disclosure throughout the CD&A only references the “Peer Group” without distinguishing whether the industry or revenue peer group is being referenced. Please revise your disclosure to identify the relevant peer group and explain why a certain group is used when benchmarking a particular element of compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

As stated on page 24, the companies listed under “Industry Peer Group” are other publicly traded companies in our industry and the companies listed under “Revenue Peer Group” are similar to us because they are companies that are publicly traded business-to-business, capital intensive, service-based companies. In future filings, we will expand this discussion to explain further why we believe these companies are appropriate to use in our Peer Group. For example, we will compare our revenues for the year in question to the other companies in the Revenue Peer Group so that the reader can more easily determine how we compare to these companies and we will explain why we believe the operations of all the companies in the Peer Group (both the Industry Peer Group and Revenue Peer Group) are comparable to our operations.

In that regard, on page 24, the Company disclosed that “[i]n 2006, the Peer Group consisted of the following companies: . . . ”. Listed below that statement are the companies in each of the Industry Peer Group and Revenue Peer Group. References to the “Peer Group” throughout the CD&A are therefore intended to refer to the Industry Peer Group and the Revenue Peer Group on a combined basis. The reason for the use of the terms Industry Peer Group and Revenue Peer Group is because some of the companies are in the Peer Group by virtue of being in our industry and some are in the Peer Group because they are similar in size and scope to us. The Company will revise its future filings to more clearly indicate that references to the “Peer Group” mean the Industry Peer Group and the Revenue Peer Group on a combined basis.

6.	Please provide more analysis of how individual performance affects the amount of compensation paid. For example, you state on page 24 that whether incentive compensation is awarded “depends entirely on the extent to which individual or other goals” are attained. Similarly, on page 25, you acknowledge that in certain cases, total compensation is directly correlated to an individual’s performance. You should provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers.

The disclosure on page 24 was a statement of the authority of the Compensation Committee to establish company-wide performance, individual or other goals for incentive compensation purposes. We disclose on page 25 that “an individual’s total compensation is directly correlated with company and, in some cases, individual performance.” This is because, for purposes of the 2006 Senior MIP, individual performance was considered only with respect to the named executive officers. As described on pages 26 and 27, 80% of a named executive officer’s incentive compensation for 2006 was tied to company-wide performance and 20% of such compensation was tied to individual performance. The Company paid out incentive compensation for 2006 based on the Compensation Committee’s assessment of the level of achievement of both the company-wide and individual performance goals and the actual payouts resulted in company-wide and individual performance representing 80% and 20%, respectively, of the named executive officers’ compensation. In both instances, the Compensation Committee determined that the named executive officers had exceeded their goals, which resulted in the payouts described in the Proxy Statement. As disclosed on page 28, individual performance will not be considered for purposes of the 2007 Senior MIP. If, in future periods, individual performance is considered in making incentive compensation determinations, the Company will provide additional detail regarding how the Compensation Committee analyzed individual performance for purposes of the payouts for the applicable period.

7.	We direct you to Release 33-8732-A, Section II.B.1. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. We note material differences in the amount and type of compensation awarded to your Chief Executive Officer. For example, explain the reasons for the significant differences between the CEO’s and the other named executive officers’ maximum payout under the 2006 Senior MIP. Similarly, elaborate on the reasons for the discrepancy in the amount of equity compensation awarded in 2006 to the CEO relative to the next highest awarded officer, Mr. Slager.

The Compensation Committee has set the CEO’s target and maximum bonus at a higher level than the other named executive officers. For example, his target bonus is 115% of his base salary, while the other named executive officers have a target of 100% of their respective base salaries. In addition, his maximum bonus is 200% of the target, while the other named executive officers have a maximum bonus of 150% of the target. The CEO’s employment agreement provides for a lower base salary relative to total potential compensation than the other named executive officers. The Compensation Committee believes that this structure is appropriate for the CEO because, as the person responsible for the establishment and implementation of the Company’s long-term strategies, his performance directly affects the Company’s performance to a greater extent than the other named executive officers.

In addition to the foregoing, the CEO’s equity awards during 2006 were significantly higher than Mr. Slager’s because the CEO received two grants during 2006. The annual grant that would have ordinarily had a grant date in December 2005 (and which was made to the other named executive officers in December 2005) was delayed to early 2006 because, in light of the awards made upon the CEO’s hiring in mid-2005, there were plan limitations on the CEO receiving additional awards during 2005. Finally, as noted above, Mr. Slager’s 2006 base salary, when compared to base salaries for comparable positions at the Peer Group companies in 2004, exceeded the highest point in the range by $76,000. Mr. Zillmer’s 2006 base salary was in the 69th percentile. The Company will include additional disclosure in future filings about the material differences between the compensation awarded the CEO and the compensation awarded the other named executive officers.
Grants of Plan-Based Awards During 2006, page 36
8.	We refer you to Item 402(e)(1)(iii) of Regulation S-K. Please describe whether Mr. Zillmer’s restricted stock units are dividend-eligible.

Mr. Zillmer’s restricted stock units are dividend-eligible. However, as discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, we have not paid dividends on our common stock and are currently prohibited by the terms of our loan agreements from paying any dividends except as required to the Series D mandatory convertible preferred stockholders. The Company will discuss the dividend status of Mr. Zillmer’s restricted stock units in future filings.
Narrative to the Summary Compensation Table and Plan-Based Awards Table, page 37
Long-Term Cash Incentive Compensation, page 40
9.	We refer you to the disclosure on page 41 in which you state that the compensation committee will have discretion to “adjust the performance goals for one or more affected cycles if a major acquisition, divestiture or other extraordinary event results in a significant impact on [y]our ability to achieve [the] goals...” Please revise to discuss the type of extraordinary events being referenced. Moreover, we note reference on page 39 to the “adjustments” that the compensation committee may make with respect to the 70% EBITDA target established for the 2007 Senior MIP. If adjustments are possible under the same circumstances under the 2007 Senior MIP as adjustments under the LTIP, you should revise your disclosure to disclose this fact. If adjustments may be made for other reasons, disclose those reasons. Please see instruction 1 to Item 402(b) of Regulation S-K.

As disclosed in the proxy statement, the committee’s authority to adjust performance goals under the LTIP for “other extraordinary” events is intended to capture events that will have a significant impact on the employees’ ability to achieve the goals originally established. In future filings the Company will expand its disclosure to explain that these “other extraordinary events” under the LTIP are events that, in the committee’s judgment, are beyond the reasonable control of the employees and that have a significant negative impact on the ability to achieve the previously established goals. Examples include acts of war or terrorism, natural disasters, labor shortages and discontinuances of business lines. In future filings, we will also clarify that the ability to adjust for extraordinary events under the LTIP also applies to the 2007 Senior MIP.

10.	While you have described the categories of financial metrics and the relative weighting assigned to each financial metric, you have omitted disclosure of specific performance targets within each category of metric disclosed. Please revise to disclose all qualitative and quantitative performance targets or goals established during fiscal 2006 and for 2007 under the annual cash incentive plan and for the 2005-2007 performance period under the long-term cash incentive plan. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Confidential treatment requested.

11.	Your disclosure states that there are “certain contingencies” that determine whether retirement payments pursuant to the plan will be paid. Please revise to describe any material terms of the plan as required by Item 402(j)(3) of Regulation S-K.

The “certain contingencies” that determine whether retirement payments pursuant to the plan will be paid relate primarily to the named executive officer’s conduct both during employment with the Company and upon resignation or retirement from the Company. The named executive officers have an ongoing duty to protect confidential information, and they are subject to covenants not to compete and not to solicit employment for specified periods. If the named executive officer is found to have violated any of these provisions, retirement payments will not be paid. The Company will revise its future filings to clarify the scope of these contingencies.

12.	On page 31, you suggest that the committee considers the post-termination benefits paid by companies that compete for executive talent. Please revise your disclosure in the Compensation Discussion and Analysis to elaborate and identify any material factors the committee considers in determining the actual amounts of various post-termination awards. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Discuss why you have chosen to pay various multiples of the components of compensation as severance or change of control payments and why vesting of equity awards is accelerated.

In evaluating the need for and the structure of the named executive officers’ employment agreements described on page 31 of the Company’s proxy statement, the Compensation Committee considered the practices of similar companies in the market for executive talent (as provided by the committee’s independent compensation consultant). The committee concluded that the multiples included as part of the severance package and the accelerated vesting of equity awards will enable the Company to be competitive in attracting and retaining highly competent executives. The objectives of the change in control provisions in the agreements are also intended to serve the interests of the Company’s shareholders by (i) providing for the continuity of the services of the executives during a threatened or actual change in control, (ii) increasing the objectivity of the executives in analyzing a proposed change in control and advising the Board of Directors whether such a proposal is in the best interests of the Company and its shareholders, (iii) retaining the executive’s best efforts over a change in control transition period and providing an incentive to complete the change in control transaction and (iv) treating executives fairly by alleviating concerns regarding continued employment. The potential payments under these agreements did not materially affect decisions concerning other compensation elements. The Company will elaborate, in future filings, on the reasons for structuring the named executive officers’ change in control payments in this manner.
* * * * *
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (480) 627-2723 if you have any questions or require additional information.
Sincerely,
/s/ Timothy R. Donovan
Name: Timothy R. Donovan
Title: Executive Vice President and General Counsel

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